SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 18, 2009

FOR IMMEDIATE RELEASE

Cimatron Reports Financial Results

for the Third Quarter and First Nine Months of 2009

—	Strong balance sheet amid challenging economic environment

Givat Shmuel, Israel, – November 17, 2009– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the third quarter and first nine months of 2009.

Danny Haran, President and Chief Executive Officer of Cimatron, said, “The third quarter is typically the weakest quarter of each year, mostly because of the summer vacation in Europe, and 2009 was no exception. The overall picture is little changed from previous quarters, where maintenance revenues hold up well, while product revenues are significantly below last year’s numbers. In spite of lower revenues, our balance sheet remains solid, with $7.5 million in cash and cash equivalents. We expect an increase in product revenues in the coming quarter, though it is still too early to say if this is a true recovery in our market or just a reflection of usual end-of-year seasonality”, concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP figures in the third quarter and first nine months of 2009:

There is no difference between GAAP and non-GAAP revenues in 2009. Revenues on a non-GAAP basis in 2008 excluded the effect of business combination accounting rules on the acquired deferred maintenance revenue balance of Gibbs System Inc. that was merged into Cimatron in early 2008. Expenses on a non-GAAP basis in 2009 and 2008 exclude the non-cash amortization of acquired intangible assets of Microsystem and Gibbs, and the effect of deferred taxes.

GAAP:

Revenues for the third quarter of 2009 were $7.2 million, compared to $9.9 million recorded in the third quarter of 2008. For the first nine months of 2009, revenues were $23.2 million, compared to $30.6 million in the same period of 2008.

Gross Profit for the third quarter of 2009 was $5.8 million as compared to $8.2 million in the same period in 2008. Gross margin in the third quarter of 2009 was 80% of revenues, compared to a gross margin of 83% in the third quarter of 2008. For the first nine months of 2009, gross profit was $18.7 million, compared to $24.9 million in the same period of 2008. Gross margin for the nine months ended on September 30th, 2009 was 81% of revenues, compared to a gross margin of 82% in the same period of 2008.

Operating loss in the third quarter of 2009 was $(901) thousand, compared to an operating profit of $19 thousand in the third quarter of 2008. In the first nine months of 2009, Cimatron recorded an operating loss of $(1.7) million, compared to an operating loss of $(126) thousand in the first nine months of 2008.

Net Loss for the third quarter of 2009 was $(731) thousand, or $(0.08) per diluted share, compared to a net profit of $111 thousand, or $0.01 per diluted share recorded in the same quarter of 2008. In the first nine months of 2009 net loss was $(1.4) million, or $(0.15) per diluted share, compared to a net profit of $18 thousand, or $(0.00) per diluted share, in the first nine months of 2008.

Non-GAAP:

Revenues on a non-GAAP basis for the third quarter of 2009 were $7.2 million, compared to $10.1 million recorded in the third quarter of 2008. For the first nine months of 2009, revenues were $23.2 million, compared to $31.3 million in the same period of 2008.

Gross Profit on a non-GAAP basis for the third quarter of 2009 was $6.0 million as compared to $8.5 million in the same period in 2008. Gross margin in the third quarter of 2009 was 82% of revenues, compared to 85% in the third quarter of 2008. In the first nine months of 2009, gross profit on a non-GAAP basis was $19.2 million, compared to $26.1 million in the first nine months of 2008. Gross margin on a non-GAAP basis for the nine months ended on September 30th, 2009 was 83% of revenues, same as in the first nine months of 2008.

Operating Loss on a non-GAAP basis in the third quarter of 2009 was $(654) thousand, compared to an operating profit of $514 thousand in the third quarter of 2008. In the first nine months of 2009, Cimatron reports an operating loss of $(989) thousand, compared to operating profit of $1.4 million in the first nine months of 2008.

Net loss on a non-GAAP basis for the third quarter of 2009 was $(575) thousand, or $(0.06) per diluted share, compared to a net profit of $646 thousand, or $0.07 per diluted share recorded in the same quarter of 2008. In the first nine months of 2009, net loss was $(907) thousand, or $(0.10) per diluted share, compared to a net profit of $1.6 million, or $0.17 per diluted share, in the first nine months of 2008.

Conference Call

Cimatron’s management will host a conference call tomorrow, November 18th, 2009 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141

International: +972-3-9180610

Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers, as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at: http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-3-531-2121
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2009	2008		2009	2008

Total revenue	7,229		9,864	23,195		30,571

Total cost of revenue	1,420		1,711	4,467		5,627

Gross profit	5,809		8,153	18,728		24,944

Research and development expenses, net	1,497		1,683	4,389		5,273

Selling, general and administrative expenses	5,213		6,451	16,069		19,797

Operating income (loss)	(901)		19	(1,730)		(126)

Financial income (expenses), net.	(8)		92	(17)		127

Taxes on Income	144		(33)	310		(26)

Other	(3)		-	-		(4)

Net income (loss)	$(768)		$78	$(1,437)		$(29)

Less: Net loss attributable to the noncontrolling interest	$37	(*) $	33	$60	(*) $	47

Net income (loss) attributable to Cimatron's shareholders	$(731)		$111	$(1,377)		$18

Net income (loss) per share - basic and diluted	$(0.08)		$0.01	$(0.15)		$0.00

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,131		9,329	9,178		9,357

Diluted EPS (in thousands)	9,131		9,385	9,178		9,362

(*) Reclassification due to the adoption of SFAS 160

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended								Nine months ended
	September 30,								September 30,
	2009			2008					2009			2008
	GAAP	Adj.	NON-GAAP	GAAP		Adj.	NON-GAAP		GAAP	Adj.	NON-GAAP	GAAP		Adj.	NON-GAAP

Total revenue (1)	7,229		7,229		9,864	248		10,112	23,195		23,195		30,571	743		31,314

Total cost of revenue (2)	1,420	(147)	1,273		1,711	(147)		1,564	4,467	(441)	4,026		5,627	(441)		5,186

Gross profit	5,809	147	5,956		8,153	395		8,548	18,728	441	19,169		24,944	1,184		26,128

Research and development expenses, net	1,497		1,497		1,683	-		1,683	4,389		4,389		5,273			5,273

Selling, general and administrative expenses (2)	5,213	(100)	5,113		6,451	(100)		6,351	16,069	(300)	15,769		19,797	(300)		19,497

Operating income (loss)	(901)	247	(654)		19	495		514	(1,730)	741	(989)		(126)	1,484		1,358

Financial income (expenses), net.	(8)	-	(8)		92	-		92	(17)		(17)		127			127

Taxes on Income (3)	144	(91)	53		(33)	40		7	310	(271)	39		(26)	118		92

Other	(3)	-	(3)		-	-		-	-		-		(4)			(4)

Net income (loss) (*)	$(768)	$156	$(612)		$78	$535		$613	$(1,437)	$470	$(967)		$(29)	$1,602		$1,573

Less: Net loss attributable to the noncontrolling interest	$37	-	$37	(*) $	33	-	(*) $	33	$60	-	$60	(*) $	47	-	(*) $	47

Net income (loss) attributable to Cimatron's shareholders	$(731)	$156	$(575)		$111	$535		$646	$(1,377)	$470	$(907)		$18	$1,602		$1,620

Net income (loss) per share - basic and diluted	$(0.08)		$(0.06)		$0.01			$0.07	$(0.15)		$(0.10)		$0.00			$0.17

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,131		9,131		9,329			9,329	9,178		9,178		9,357			9,357

Diluted EPS (in thousands)	9,131		9,131		9,385			9,385	9,178		9,178		9,362			9,362

(*)	Reclassification due to the adoption of SFAS 160

(1)	Non-GAAP adjustment related to Gibbs’ assumed support contracts that were not recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.

(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.

(3)	Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2009	2008

ASSETS

CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$7,514	$5,727
Trade receivables	4,952	7,108
Other current assets	2,853	2,697

Total current assets	15,319	15,532

Deposits with insurance companies and severance pay fund	2,960	2,719

Net property and equipment	1,162	1,312

Total other assets	13,541	14,307

Total assets	$32,982	$33,870

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$122	$155
Trade payables	1,759	1,865
Accrued expenses and other liabilities	6,484	7,348
Deferred revenues	3,896	2,348

Total current liabilities	12,261	11,716

LONG-TERM LIABILITIES:
Accrued severance pay	4,234	3,933
Long-term loan	256	293
Deferred tax liability	1,456	1,729

Total long-term liabilities	5,946	5,955

Total shareholders' equity	14,775	(*) 16,199

Total liabilities and shareholders' equity	$32,982	$33,870

(*) Reclassification due to the adoption of SFAS 160

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders' equity

Balance at December 31, 2008	$(4)	$304	$18,131	$65	$(1,908)	$(389)		$16,199
Changes during the nine months ended September 30, 2009:
Net loss	(60)				(1,377)		(1,437)	(1,437)
Unrealized loss on derivative instruments				(71)			(71)	(71)
Vesting of employee stock options			54					54
Investment in treasury stock						(128)		(128)
Foreign currency translation adjustment				158			158	158

Total comprehensive loss							(1,350)

Balance at September 30, 2009	$(64)	$304	$18,185	$152	$(3,285)	$(517)		$14,775

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended September 30,
	2009	2008

Cash flows from operating activities:
Net loss	$(1,437)	(*) $	(29)

Adjustments to reconcile net loss
to net cash provided by operating activities:
Depreciation and amortization	1,224		1,193
Increase (decrease) in accrued severance pay	301		470
Vesting of employee stock options	54		92
Deferred taxes, net	(259)		46

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	2,245		2,626
Decrease (increase) in inventory	(20)		24
Decrease (increase) in deposits with insurance companies and severance pay fund	(241)		(418)
Increase (decrease) in trade payables, accrued expenses and other liabilities	457		(482)

Net cash provided by operating activities	2,324		3,522

Cash flows from investing activities:
Proceeds from sale of property and equipment	-		2
Proceeds from sale and redemption of bonds	-		1,245
Purchase of property and equipment	(264)		(359)
Additional payment for acquisition of subsidiary	-		(1,250)
Acquisition of newly-consolidated subsidiaries (Appendix A)	-		(4,761)

Net cash used in investing activities	(264)		(5,123)

Cash flows from financing activities:
Short-term bank credit	(33)		(674)
Long-term bank credit	(4)		(39)
Proceeds from issuance of shares upon exercise of options	-		14
Investment in treasury stock	(128)		(153)

Net cash used in financing activities	(165)		(852)

Net increase (decrease) in cash and cash equivalents	1,895		(2,453)
Effect of exchange rate changes on cash	(108)		50
Cash and cash equivalents at beginning of period	5,727		9,026

Cash and cash equivalents at end of period	$7,514		$6,623

Appendix A - Acquisition of subsidiary, net of cash acquired
Working capital - excluding cash			(879)
Goodwill			4,035
Other intangible assets			5,432
Property and equipment			158
Tax Asset			302

			9,048

Issuance of shares			(4,287)

			$4,761

Appendix B - Non-cash transactions
Purchase of property on credit	$20		$43

(*) Reclassification due to the adoption of SFAS 160